FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 13 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')
Conditional Share Awards and Shares withheld or sold to meet tax liabilities

This notification sets out the details of the vesting of awards and the sale or withholding of shares to meet tax liabilities over Ordinary Shares made in 2015 under the GlaxoSmithKline Share Value Plan (SVP), which were conditional on continued employment with the GlaxoSmithKline group. The restricted period for the 2015 SVP awards has now ended and the awards made to Persons Discharging Managerial Responsibility (PDMRs) vested on 12 February 2018.

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting and release of Ordinary Shares awarded in 2015 under the Company's 2009 Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	6,433
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs V A Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting and release of Ordinary Shares awarded in 2015 under the Company's 2009 Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	11,060
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs V A Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities further to the vesting and release of the 2015 award under the Company's 2009 Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£12.9521	5,199
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 13, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc